Exhibit 99.2

Nexen Inc.

Management’s Discussion and Analysis

For the Three and Six Months ended June 30, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

The following should be read in conjunction with the Unaudited Condensed Consolidated Financial Statements for the three and six months ended June 30, 2011. The date of this discussion is July 13, 2011.

Unless otherwise noted, tabular amounts are in millions of Canadian dollars. The discussion and analysis of our oil and gas activities with respect to oil and gas volumes, reserves and related performance measures is presented on a working-interest, before-royalties basis. We measure our performance in this manner consistent with other Canadian oil and gas companies. Where appropriate, information on a net, after-royalties basis is also presented.

Investors should read the “Forward-Looking Statements” on page 24.

EXECUTIVE SUMMARY

	Three Months Ended			Six Months Ended
	June 30	March 31	June 30	June 30	June 30
(Cdn$ millions, except as indicated)	2011	2011	2010	2011	2010
Production before Royalties (mboe/d) [1]	204	232	248	218	250
Production after Royalties (mboe/d)	180	207	218	194	220

Cash Flow from Operations 2, [3]	598	669	549	1,267	1,098
Net Income [2]	252	202	245	454	386

Earnings per Common Share, Basic [2] ($/share)	0.48	0.38	0.47	0.86	0.74
Earnings per Common Share, Diluted [2] ($/share)	0.45	0.38	0.43	0.84	0.69

Net Debt [4]	2,838	3,350	5,492	2,838	5,492

[1]

Production before royalties reflects our working interest before royalties. We have presented our working interest before royalties as we measure our performance on this basis consistent with other Canadian oil and gas companies. We report bitumen as production at Long Lake.

[2]	Includes results of discontinued operations (see Note 14 of our Unaudited Condensed Consolidated Financial Statements).
[3]	Cash flow from operations is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 23.
[4]	Net debt is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 23.

Production averaged 204,000 boe/d for the quarter, down 12% from the previous quarter and 18% from the same period last year. The decrease is due to lower production at Buzzard, which was impacted by unscheduled maintenance to repair the cooling system and interruptions to a third-party operated natural gas export pipeline. While the repair work proceeded on schedule, production was lower than expected due to the gas export restrictions. Production at Buzzard is expected to be back to full rates in August. Production in the second quarter of 2010 included volumes from our heavy oil assets, which were sold during the third quarter of 2010.

Cash flow from operations increased 9% from the same period last year as the impact of higher prices was only partially offset by lower production. With approximately 80% of our crude oil sales based on Brent prices, we benefit from stronger Brent pricing. Brent averaged US$117.36/bbl, 12% higher than the previous quarter and a US$14.80/bbl premium over WTI in the current quarter. Also contributing to cash flow was our Long Lake operation, which generated its first quarterly positive cash flow of $6 million as compared to a loss of $19 million in the first quarter.

Investment during the quarter included progressing Usan towards first oil in the first half of 2012, and exploration and development activities in the North Sea. At Horn River in northeast BC, we began fracing and completing the wells during the quarter on the nine-well pad, and first production from this pad is expected in the fourth quarter. At Long Lake, we commenced drilling two additional well pads and advancing engineering work on various other initiatives to support increased production to fill the upgrader. We received approval for the Appomattox exploration plan and drilling of the first appraisal well, and drilling began late in the quarter on the Kakuna exploration well in the deepwater Gulf of Mexico.

During the quarter, we redeemed US$500 million bonds due in 2013. Combined with US$312 million in debt repurchased and cancelled in the first quarter, approximately $800 million of long-term debt has been repurchased and cancelled this year. We incurred a loss of $91 million on the debt repurchases. Approximately 90% of the loss represents the difference between market value and carrying value of the bonds. We also realized $229 million of foreign exchange gains on this US-denominated debt since it was issued as the Canadian dollar has strengthened during that period. This gain was included in retained earnings on transition to IFRS.

Our asset disposition program of the last 18 months successfully captured value and increased our financial capacity, while narrowing our focus on our core growth strategies. The program contributed to a $3 billion decrease in net debt from $5.9 billion to $2.8 billion (52%) over the past two years. Net debt is expected to rise in the second half of the year due to the timing of our capital spending and working capital changes. Capital investment is expected to increase in the latter half of the year with the increased drilling in the Gulf of Mexico, the North Sea and Canadian shale gas and oil sands. Nexen retains access to liquidity of approximately $4.3 billion. This consists of approximately $1.3 billion of cash on hand and $3.0 billion of committed undrawn credit facilities.

STRATEGY PROGRESS

Our strategy and capital programs are focused on growing value for our shareholders responsibly. To maximize value, we invest in:

•                          core assets for short-term production and free cash flow to fund capital programs and repay debt;

•                          development projects that convert our discoveries into new production and cash flow in the medium term; and

•                          appraisal, exploration and new growth projects for longer-term growth.

We invest in key focus areas including Athabasca oil sands, unconventional gas and conventional offshore opportunities in the North Sea, deepwater Gulf of Mexico, and West Africa.

Details of our capital programs are set out below:

	Three Months Ended June 30	Six Months Ended June 30
	2011	2011
Conventional Oil & Gas
North Sea	124	226
West Africa	114	214
United States	33	49
Yemen	9	19
Other	47	74
	327	582
Oil Sands
Long Lake, Kinosis and Other Insitu	91	220
Syncrude	27	46
	118	266

Unconventional Gas	71	155

Total Oil and Gas	516	1,003
Corporate and Other	14	26
Total Capital	530	1,029

Nexen has numerous opportunities available with several development and appraisal projects underway, and a large resource base to support growth. Near-term projects include new production from a Telford development well; the Blackbird field tie-in; ongoing shale gas drilling; and the Rochelle development. Longer-term projects include Golden Eagle, Appomattox, Knotty Head and Owowo, along with further oil sands and shale gas development.

During the second quarter, we made progress on our key milestones in moving these projects into production and cash flow.

Conventional Oil & Gas

Offshore West Africa

Development of the Usan field remains on track for first oil in the first half of 2012. Fabrication of the FPSO vessel in Korea is now complete. The FPSO is under tow and expected to arrive on location offshore Nigeria this summer for hook-up to the wells and commissioning. At full capacity, the project is capable of producing 180,000 boe/d (36,000 boe/d net to us). We have a 20% interest in Usan and the project joint venture partners are Total E&P Nigeria Limited (the operator), ExxonMobil and Chevron.

Gulf of Mexico

Shell, the operator of the Appomattox discovery, received approval of the supplemental Exploration Plan for a multi-well exploration and appraisal drilling program on the Appomattox discovery. They received a drilling permit for the first appraisal well and expect to spud it in the third quarter. This is the first of three wells planned to appraise Appomattox and adjacent structures. We have a 20% working interest in Appomattox and a 25% working interest in the nearby Vicksburg discovery.

We received approval to drill the Kakuna exploration well which spud in late June in the vicinity of the producing Tahiti field and various other discoveries. Following the Kakuna well, we expect to drill the Angel Fire prospect once the drilling permit is approved. Farm-out negotiations continue on exploration prospects in the Gulf of Mexico.

UK North Sea

The approval process for the Golden Eagle development continues to progress well. Development of the field is expected to commence once all partners complete their approval processes and regulatory approvals are in place, which we expect to occur later this summer.

Regulatory approval was received for the Blackbird tieback to the Ettrick facility. We also continue to progress the tie-in of the Telford TAC well to the Scott platform. Blackbird and Telford are both on track to deliver increased production late this year. These projects, when combined with the Rochelle tieback to the Scott platform, are expected to contribute approximately 10,000 to 20,000 boe/d net to us by the end of 2012. Over the next 12 months, we plan to drill an appraisal of the Polecat discovery and a number of exploration prospects, including the North Uist well west of the Shetland Islands.

Oil Sands

Long Lake

Our primary focus is on increasing our bitumen production to fill the upgrader. This provides us with an attractive return on capital as the predominantly fixed cost nature of the operation means that each incremental barrel of production contributes significantly to cash flow and profitability. With the upgrader operating at an average of 50% capacity during the quarter, we generated positive cash flow. At full capacity and US$90 WTI, the project is expected to generate about $800 million of cash flow annually.

Our strategy for filling the upgrader includes:

•                          growth in production from the initial 10 pads;

•                          ramp-up of pad 11;

•                          start-up of pads 12 and 13 that are currently being drilled;

•                          drilling of pads 14 and 15 which we are targeting to commence drilling in 2012;

•                          identifying future drilling on the Long Lake and Kinosis leases; and

•                          processing of third party sourced bitumen in the interim to enhance returns from this facility.

We believe the continued drilling of resource on Long Lake and the advancement of Kinosis drilling is the most economic and expedient strategy to grow and sustain our proprietary bitumen volumes to fill the upgrader.

Initially, we expected to fill the upgrader from the first 11 pads that are now on-stream, however, we underestimated the impact lean zones and shales would have on production rates and steam-oil ratio (SOR). We better understand the correlation between reservoir characteristics and production and SOR, based on the range of well performance we experienced in the initial wells. This understanding allows us to target the best quality resource for development that is analogous to the wells in our initial set that are exhibiting good performance. It also confirms that our oil sands lands, including undeveloped areas on the Long Lake lease, contain attractive resource.

We expect production from pads 1 to 11 to continue to increase over time from additional steam, heating through the lean zones, the ramp-up of wells as they mature, and well work-over activities. Production from pad 11 is currently approximately 1,700 bbls/d and is expected to contribute 4,000 to 8,000 bbls/d at maturity.

Pads 12 and 13 were the first to be targeted at the higher quality resource across the entire lease rather than concentrating on the resource in the vicinity of the upgrader. Well logs and core data indicate these 18 wells are similar to our best producing wells on the lease, which are meeting or exceeding expectations. They also compare favorably with wells drilled on leases by other companies that match our performance expectations. Drilling on the two pads is in progress. Pad 12 is expected to start steaming in the second quarter of next year and pad 13 in the third quarter. Production is expected about three months after first steam and is expected to ramp-up to full rates over the following 12 to 18 months. We expect production from these two pads to contribute 11,000 to 17,000 bbls/d at maturity.

We plan to commence drilling 10 to 12 wells on pads 14 and 15 in 2012, subject to regulatory approvals. First steam to these wells is expected in late 2013. We expect production from these two pads to contribute 6,000 to 9,000 bbls/d at maturity.

We are also progressing the acceleration of the development of 25 to 30 wells at Kinosis, which is along the southern border of the Long Lake lease. Our core-hole analysis and reservoir understanding of Kinosis confirms the resource here has minimal lean zones and shale barriers. Well log and core data show these to be analogous to our best producing wells on Long Lake. Also, with core holes in place and regulatory approval at an advanced stage, we expect to be able to develop these well pairs faster than for pads beyond 14 and 15. Production from these wells is expected to contribute 15,000 to 25,000 bbls/d at maturity. We expect to provide details regarding timing and cost of this opportunity later this year.

We expect these wells to fill the upgrader and offset production declines in the initial 10 pads.

To further evaluate our Long Lake and Kinosis leases for future development, we are proceeding with a 200 well core-hole drilling program this winter. This program supports our sustaining development activities to keep the Long Lake upgrader full and to begin development of the rest of the Kinosis lease using our bitumen-leading strategy. This strategy allows us to ramp-up SAGD production while retaining flexibility in the timing of building additional upgraders to enhance the economics of the developments.

We are also planning to participate with a 25% working interest in a non-operated SAGD project at Hangingstone. Project sanctioning is expected late this year or early next year, and first steam would be in about 2014. Our share of production at full rates is expected to be about 6,000 bbls/d.

The upgrader continued to perform well with an on-stream factor of 91% and premium synthetic crude (PSCTM) yield of 70%, compared to 93% and 74%, respectively, in the first quarter. In June, we successfully processed 45,000 bbls/d of produced and purchased bitumen, reaching upgrader throughput of about 65% of capacity. We will continue to purchase and upgrade third party volumes when market and operating conditions are appropriate.

Shale Gas

Northeast British Columbia

Our shale gas strategy is progressing as planned and production from the eight-well pad at Horn River brought on-stream late last year continues to meet expectations. Horn River production averaged approximately 40 mmcf/d during the quarter. Plans to increase production at Horn River later this year continued to progress with our successful drilling program on the nine-well pad. We also began fracing and completion activities on the wells during the quarter. Production from this nine-well pad is expected on-stream in the fourth quarter but will be limited to our existing facility capacity of about 50 mmcf/d. This capacity increases to 175 mmcf/d in late 2012 to coincide with the start-up of production from our 18-well pad. We commenced drilling this pad in late June and production is expected to come on-stream in the fourth quarter of 2012. Additional facility capacity is planned to be added as our production increases. Our process to seek a joint venture partner to accelerate value realization for a portion of our shale gas asset is proceeding on schedule with numerous parties accessing the data room.

FINANCIAL RESULTS

Change in Net Income

	2011 vs 2010
	Three Months Ended June 30	Six Months Ended June 30
Net Income at June 30, 2010 [1]	245	386
Favorable (unfavorable) variances [2]:
Production Volumes, After Royalties
Crude Oil	(249)	(328)
Natural Gas	(1)	—
Changes in Crude Oil Inventory For Sale	(18)	(1)
Total Volume Variance	(268)	(329)

Realized Commodity Prices
Crude Oil	421	705
Natural Gas	5	(16)
Total Price Variance	426	689

Operating Expense	2	(16)

Depreciation, Depletion, Amortization and Impairment	29	13

Exploration Expense	(43)	(76)

Energy Marketing Revenue, Net	16	78

General and Administrative Expense	(23)	(7)

Finance Costs	45	60

Net Gain on Dispositions	(81)	177

Income Taxes	(94)	(508)

Other	(2)	(13)
Net Income at June 30, 2011 [1]	252	454

1  Includes results of discontinued operations (see Note 14 of our Unaudited Condensed Consolidated Financial Statements).

2  All amounts are presented before provision for income taxes.

Significant variances in net income are explained further in the following sections.

OIL & GAS

Production (before royalties) 1

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Crude Oil and Liquids (mbbls/d)
United Kingdom	77.6	98.2	87.3	101.9
Yemen	34.7	40.9	36.5	41.9
Oil Sands — Syncrude	20.4	23.4	21.8	21.5
Oil Sands — Long Lake Bitumen	18.1	16.2	17.4	14.2
United States	8.9	9.9	9.0	9.8
Canada [2]	—	13.1	—	13.7
Other Countries	1.8	2.1	1.7	2.2
	161.5	203.8	173.7	205.2
Natural Gas (mmcf/d)
United Kingdom	37	40	36	40
United States	96	96	99	98
Canada [2]	124	128	130	130
	257	264	265	268

Total Production (mboe/d)	204	248	218	250

Production (after royalties)

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Crude Oil and Liquids (mbbls/d)
United Kingdom	77.3	98.2	87.1	101.9
Yemen	18.8	22.2	19.7	22.6
Oil Sands — Syncrude	17.8	21.5	20.1	19.7
Oil Sands — Long Lake Bitumen	16.9	15.7	16.3	13.5
United States	8.0	8.9	8.1	8.9
Canada [2]	—	10.0	—	10.4
Other Countries	1.6	2.0	1.6	2.1
	140.4	178.5	152.9	179.1
Natural Gas (mmcf/d)
United Kingdom	37	40	36	40
United States	83	83	86	85
Canada [2]	119	117	123	119
	239	240	245	244

Total Production (mboe/d)	180	218	194	220

[1]	We have presented production volumes before royalties as we measure our performance on this basis consistent with other Canadian oil and gas companies.
[2]	Includes the following production from discontinued operations. See Note 14 of our Unaudited Condensed Consolidated Financial Statements.

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Before Royalties
Crude Oil and NGLs (mbbls/d)	—	13.1	—	13.7
Natural Gas (mmcf/d)	—	11	—	11
After Royalties
Crude Oil and NGLs (mbbls/d)	—	10.0	—	10.4
Natural Gas (mmcf/d)	—	10	—	10

Lower volumes reduced net income for the quarter by $268 million

Production before and after royalties was 18% lower than the second quarter of 2010, primarily as a result of: i) unscheduled maintenance in the UK; ii) the sale of our Canadian heavy oil properties in July 2010; and iii) natural field declines in Yemen. Compared to the first quarter of 2011, production before and after royalties decreased 12% and 13%, respectively, as Buzzard operated at reduced rates and Yemen production was impacted by natural field declines.

The following table summarizes our production volume changes since last quarter:

(mboe/d)	Before Royalties	After Royalties
Production, first quarter 2011	232	207
Production changes:
United Kingdom	(19)	(19)
Yemen	(3)	(2)
Oil Sands — Syncrude	(3)	(4)
Oil Sands — Long Lake Bitumen	1	1
United States	(1)	(1)
Canada	(3)	(2)
Production, second quarter 2011	204	180

Production volumes in this section represent before-royalties volumes, net to our working interest.

UNITED KINGDOM

In the UK North Sea, quarterly production averaged 83,800 boe/d, 18% below the previous quarter and 20% lower than the second quarter of 2010.

Buzzard averaged 49,000 boe/d for the quarter, 31% lower than the previous quarter and the same period last year, due to unscheduled maintenance to repair the cooling system and interruptions to a third-party natural gas export pipeline which constrain oil production to minimize gas flaring. While the repair work proceeded on schedule, production was lower than expected due to the gas export restrictions. Production at Buzzard is expected to be back to full rates in August.

Unscheduled maintenance on the Buzzard cooling system began in the first quarter of 2011. During the second quarter, we installed a temporary cooling system for production. These maintenance issues combined with the reduced availability of the third-party natural gas export system, limited production capacity during the quarter. Permanent upgrades to the cooling system and completion of the start-up of the fourth platform are both expected to be completed in the third quarter. We utilized Buzzard’s downtime to bring forward maintenance work originally scheduled for September. Further maintenance will be advanced to August when the third-party operated Forties pipeline system undergoes a one-week shutdown. As a result, the September shutdown will not be required.

Ettrick production increased marginally from the previous quarter, averaging 15,700 boe/d. Gas compression and power generation outages that impacted production in the first quarter were resolved early in the quarter and production has since returned to normal rates. Production at Ettrick increased 11% from the second quarter of 2010, when the facilities were ramping up following start up of the field.

Scott/Telford quarterly production averaged 18,300 boe/d. This is 20% higher than the previous quarter, when repairs to the natural gas export system limited production. Production from our non-operated fields at Duart and Farragon averaged 800 boe/d for the quarter.

YEMEN

Yemen production was 15% lower than the same period last year and 9% lower than the previous quarter. This reflects natural field declines following completion of development drilling activities as we near the end of the primary contract term in December of this year. A labour strike in May resulted in a two-day shutdown of our Yemen facilities. This was the longest disruption in our Yemen operations since production began in 1993. Following a successful restart, the facility has returned to normal production.

We remain confident that we can continue to manage our operations during the current period of uncertainty in the country. Safety and security continue to be our primary focus. Our current contract expires in mid-December unless we receive a contract extension. Contract extension negotiations have not progressed during the period.

OIL SANDS — SYNCRUDE

Syncrude production averaged 20,400 boe/d for the quarter, 13% lower than the second quarter of 2010 and 12% lower than the first quarter of 2011. Production was reduced by unscheduled maintenance to the LC finer and the vacuum distillation unit. The repairs have been completed and production subsequently returned to full rates. A turnaround of Coker 8-2 is scheduled for the third quarter of 2011, which is expected to temporarily reduce production rates.

OIL SANDS — LONG LAKE

At Long Lake, bitumen production averaged 18,100 boe/d (27,900 boe/d gross), up 1,500 boe/d from the first quarter. Production is increasing as a result of higher steam injection following the hot lime softener scheduled maintenance, well optimizations and the continuing ramp-up of the new pad 11 wells. Production at the end of June was approximately 30,000 bbls/d (gross) and we expect production from Long Lake to continue to increase into the mid-30,000 bbls/d (gross) range by year end.

UNITED STATES

Production in US Gulf of Mexico averaged 24,900 boe/d, 5% lower than the prior quarter and 4% lower than the same period last year. Longhorn averaged 8,400 boe/d for the quarter, 11% lower than the prior quarter due to scheduled maintenance at the third-party Corral platform in June. Production at Longhorn was 8% higher than the second quarter of 2010. Compared to the first quarter of 2011, production elsewhere in the Gulf of Mexico was marginally lower.

CANADA

Production in Canada decreased 9% from the previous quarter to average 20,700 boe/d. The decrease is primarily due to permanently shutting in our Balzac gas plant during the quarter and natural declines on other fields.

Shale gas production averaged 38 mmcf/d (6,400 boe/d) during the quarter, consistent with the previous quarter. Production was 31 mmcf/d (5,200 boe/d) higher than the same period last year from new wells brought on stream at the end of 2010. CBM production was comparable to prior periods at 7,000 boe/d.

Production in Canada decreased 40% from the same period last year when volumes included 14,900 boe/d of heavy oil production. These properties were sold in the third quarter of 2010.

OTHER COUNTRIES

Our share of production from the Guando field in Colombia decreased 14% from the same period last year primarily due to natural field declines.  Production in Colombia remained fairly consistent with the previous quarter.

Commodity Prices

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Crude Oil
Dated Brent (Brent) (US$/bbl)	117.36	78.30	111.16	77.26
West Texas Intermediate (WTI) (US$/bbl)	102.56	78.03	98.33	78.37

Benchmark Differentials [1] (US$/bbl)
Mars	9.28	(0.60)	8.31	(1.79)
Masila	12.92	0.68	11.43	(0.47)

Realized Prices from Producing Assets (Cdn$/bbl)
United Kingdom	110.55	77.18	104.37	77.21
Yemen	111.77	80.50	107.00	80.44
Oil Sands — Syncrude	111.79	77.93	102.68	80.46
Oil Sands — Long Lake	108.78	74.08	100.67	76.80
United States	101.89	73.60	96.60	76.34
Canada	—	57.24	—	61.37
Other Countries	106.57	74.77	99.85	76.88

Corporate Average (Cdn$/bbl)	110.28	76.23	103.93	77.11

Natural Gas
New York Mercantile Exchange (NYMEX) (US$/mmbtu)	4.37	4.34	4.29	4.69
AECO (Cdn$/mcf)	3.54	3.66	3.56	4.37

Realized Prices from Producing Assets (Cdn$/mcf)
United Kingdom	8.20	4.80	7.76	4.80
United States	4.42	5.14	4.39	5.58
Canada	3.62	3.72	3.64	4.38

Corporate Average (Cdn$/mcf)	4.75	4.42	4.63	4.89

Nexen’s Average Realized Oil and Gas Price (Cdn$/boe)	95.26	67.46	90.33	68.78

Average Foreign Exchange Rate — Canadian to US Dollar	1.0331	0.9731	1.0238	0.9673

1  These differentials are a premium / (discount) to WTI.

Higher commodity prices increased quarterly net income $426 million

Crude oil prices continued to strengthen during the quarter. Brent increased 12% and WTI increased 9% from the previous quarter to average US$117.36/bbl and US$102.56/bbl, respectively, with the Brent premium widening 36% to US$14.80/bbl. Compared to the second quarter of 2010, while WTI increased 31%, Brent is 50% higher due to the current differential premium of almost $15.00/bbl between Brent and WTI. The stronger Canadian dollar mitigated the impact of the higher prices as we realized an average crude oil price for the quarter of $110.28/bbl. This is 45% higher than the same period last year and 12% higher than the prior quarter.

Our realized natural gas prices were 5% higher than the previous quarter to average $4.75/mcf. NYMEX averaged US$4.37/mmbtu and AECO prices decreased modestly to average $3.54/mcf. Compared to the second quarter of 2010, our realized gas price increased 7% as higher gas prices in the UK and modest increases in NYMEX rates were only partially offset by a 3% reduction in AECO rates.

The Canadian dollar strengthened against the US dollar. This reduced net sales by approximately $91 million compared to the second quarter of 2010, as our realized crude oil and natural gas prices were approximately $6.80/bbl and $0.29/mcf lower, respectively. The weaker US dollar, however, lowers our US-dollar denominated costs and debt when translated to Canadian dollars.

CRUDE OIL REFERENCE PRICES

The second quarter saw economic weakness that was priced into the commodity markets. The main factors that drove lower prices were concerns over China’s inflation and the potential government’s response to manage the economy, the European debt crisis that is creating a flight to safety in the US dollar, the end of the US Federal Reserve QE2 program, fears of decreased demand due to high prices, and no new geopolitical events that materialized in further supply disruptions.

The short-term bearish fundamentals for prices have been recently overshadowed by banks presenting increasingly bullish (US $120-$125/bbl) forecasts for Brent crude. Bullish sentiment is based on demand growth outpacing production as the effects of Japan’s earthquake diminish, and weaker demand signals out of China fail to materialize. Short-term prices were affected by the unexpected release of 60 million barrels from the Strategic Petroleum Reserves by the International Energy Agency (IEA) in June, however, crude oil reference prices have since recovered.

Incremental OPEC production to replace the lost Libyan oil is providing the market with less desirable medium and heavy crudes, which many European refineries cannot efficiently process. This reduces crude oil stocks and if OPEC fails to increase output of lighter, more desirable crudes, demand will soon exceed supply, pushing crude prices higher.

CRUDE OIL DIFFERENTIALS

The Brent/WTI differential averaged at a premium of US$14.80/bbl for the quarter versus a premium of US$0.27/bbl for the second quarter of 2010. Oversupply at Cushing and its land lock nature will continue to keep WTI discounted to Brent until takeaway capacity from Cushing comes on stream in 2014-2015 to transport crude to the US Gulf Coast.

The Masila price differential to Brent averaged a premium of US$12.92/bbl as it continues to follow the upward movement in international crude prices and continued strong demand from Asian countries.

Mars, the primary benchmark for most of our Gulf oil production, is a medium sour crude that is priced to compete with comparable international import alternatives by Gulf Coast refineries. Since it is produced in the Gulf of Mexico, Mars has been competing with waterborne crudes which are pricing off Brent. With high Brent pricing, Mars is trading at a premium to WTI with the expectation it will continue until the pricing differences between Brent and WTI is closed.

In Canada, synthetic crude oil traded at an average premium of US$9.82/bbl over WTI for the quarter (10% over WTI). Strong synthetic pricing continues to be driven primarily by short-term supply disruptions and occasionally by the Brent/WTI spread. Supply disruptions will gradually ease and are expected to cease by the third quarter 2011. At times, strong Brent pricing supported the synthetic crude oil pricing as refiners looked to synthetic crude oil as an alternative to LLS (Light Louisiana Sweet). LLS is a waterborne crude and hence is influenced by Brent prices. Nexen receives synthetic crude oil pricing for both Syncrude synthetic crude and Long Lake PSCTM.

NATURAL GAS REFERENCE PRICES

NYMEX natural gas traded as high as US$4.92/mmbtu in the second quarter as fundamentals and technical influences supported prices. Energy Information Administration (EIA) gas storage reports show near-term tighter balances. Market perception continues to be that medium-term balances will be tighter, partially driven by higher oil prices and brighter demand prospects linked to nuclear worries. Long-term fundamentals are driven by North American LNG export prospects moving further along in the approval process.

North American gas balances were impacted by weather, with cooler than normal temperatures boosting gas demand enough to level off the incremental production. Natural gas storage levels show a year-over-year deficit of 230 bcf. Despite a drop in the number of active rigs, US natural gas production increased on a year-over-year basis driven by rig efficiencies and the gas extracted from liquid-rich plays.

Reduced nuclear power also helped to boost demand which was offset by the US west coast gas demand losses driven by the region’s hydro power recovery.

In the European natural gas market, UK gas prices are rising due to a cold spell in Europe, the disrupted Libyan pipeline and the incremental Japanese LNG demand due to the need to substitute the loss of nuclear power.

Operating Expenses 1

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$/boe)	2011	2010	2011	2010
Operating expenses based on production before royalties [2]
Conventional Oil and Gas	9.09	9.49	9.65	9.22
Oil Sands — Syncrude	39.98	32.67	37.92	34.10
Oil Sands — Long Lake [3]	95.34	89.95	92.56	111.84
Average Oil and Gas	18.68	15.85	17.95	15.39

Operating expenses based on production after royalties
Conventional Oil and Gas	10.60	10.84	11.02	10.60
Oil Sands — Syncrude	45.67	35.49	41.34	37.15
Oil Sands — Long Lake [3]	104.92	93.32	99.78	116.72
Average Oil and Gas	21.64	17.93	20.33	17.55

[1]	Includes results of discontinued operations (see Note 14 of our Unaudited Condensed Consolidated Financial Statements).
[2]

Operating expenses per boe are our total oil and gas operating costs divided by our working interest production before royalties. We use production before royalties to monitor our performance consistent with other Canadian oil and gas companies.

[3]	Excludes activities related to third-party bitumen purchased, processed and sold.

Lower operating expenses increased net income by $2 million for the quarter

Operating costs were consistent with the same period last year. Per unit operating costs increased compared to last year, primarily due to temporary changes in our production with reduced volumes from Buzzard. Operating costs at Long Lake are higher than our corporate average, as those operating costs are mainly fixed. The change in production mix increased our corporate average by $2.09/boe.

In the UK North Sea, operating costs per barrel at Buzzard were higher as a result of higher maintenance and lower production, increasing our corporate average by $0.68/boe. Elsewhere in the UK North Sea, operating costs at Ettrick and Scott/Telford reduced our corporate average by $0.38/boe.

At Long Lake, unit operating costs have temporarily increased in the first half of the year with planned and unplanned maintenance, and initiatives to increase upgrader reliability and improve well performance. During the quarter, we completed planned maintenance on the second hot lime softener and a cogeneration unit, as well as unplanned outages on the sulfur recovery units and gasifiers. These costs at Long Lake increased our corporate average by $0.40/boe. The third hot lime softener unit and second cogeneration unit are scheduled to undergo maintenance in August.

In Yemen, the impact of reduced production volumes was offset by lower operating costs from reduced workovers and maintenance, decreasing our corporate average cost by $0.23/boe.

In the US Gulf of Mexico, surface maintenance and workover costs increased our corporate average by $0.15/boe. In Canada, the sale of our heavy oil properties reduced operating costs by $22 million from the same period last year and the shutdown of the Balzac gas plant in April reduced operating costs by $4 million from the same period last year. Combined, our corporate average was reduced by $0.29/boe.

Syncrude unit operating costs increased due to unplanned maintenance on the vacuum distillation unit and an LC finer. This, combined with lower production, increased our corporate average by $0.77/boe. The stronger Canadian dollar reduced our corporate average by $0.39/boe as operating costs of our international and US assets are denominated in US dollars.

Depreciation, Depletion, Amortization and Impairment (DD&A) 1

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$/boe)	2011	2010	2011	2010
DD&A based on production before royalties [2]
Conventional Oil and Gas	16.59	16.49	17.53	16.01
Oil Sands — Syncrude	7.89	6.56	7.66	6.81
Oil Sands — Long Lake	17.64	15.09	18.43	17.28
Average Oil and Gas	15.79	15.47	16.58	15.27

DD&A based on production after royalties
Conventional Oil and Gas	19.34	18.85	20.02	18.42
Oil Sands — Syncrude	9.02	7.12	8.35	7.42
Oil Sands — Long Lake	19.02	15.63	19.65	17.94
Average Oil and Gas	18.24	17.05	18.75	17.40

[1]	Includes results of discontinued operations (see Note 14 of our Unaudited Condensed Consolidated Financial Statements).
[2]

DD&A per boe is our DD&A for oil and gas operations divided by our working interest production before royalties. We use production before royalties to monitor our performance consistent with other Canadian oil and gas companies.

Lower oil and gas DD&A increased quarterly net income $29 million

On a per unit basis, DD&A increased $0.32/boe from the same period last year, primarily due to higher depletion rates in Canada and Long Lake. These increases were partially offset by the impact of a stronger Canadian dollar which reduced our corporate average by $0.64/boe, as depletion of our international and US assets are denominated in US dollars.

Depletion rates at Buzzard decreased as a result of additional reserves recognized at the end of 2010, due to production performance and successful drilling during the year. This reduced our corporate average depletion rate by $0.11/boe. The other UK properties increased our corporate average depletion rate by $0.02/boe as higher depletion rates at our Scott/Telford field were largely offset by lower depletion rates at Ettrick.

Depletion rates in Yemen decreased our corporate average by $0.16/boe as a result of reserve additions at the end of 2010, relating to positive production performance. In the US Gulf of Mexico, asset impairments in 2010 reduced the carrying value of our assets, thereby lowering the depletion rate. This reduced our corporate average depletion rate by $0.23/boe.

Canada production increased our corporate average DD&A rate by $1.04/boe, despite a decrease in our DD&A expense of $7 million due to the disposition of our heavy oil properties. This increase was driven by higher DD&A rates at the Balzac gas plant, which was shut down during the quarter. Our second quarter DD&A expense also includes a $31 million revision of future abandonment costs at our Crossfield wells.

At Long Lake, our depletion rate increased our corporate average by $0.23/boe as a result of a reduction in reserves at the end of 2010 partially offset by the impact of improved PSCTM yield on bitumen.

Exploration Expense

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Seismic	14	17	27	29
Unsuccessful Drilling	10	1	34	42
Other	69	32	158	72
Total Exploration Expense	93	50	219	143

Higher exploration expense reduced net income for the quarter by $43 million

Exploration costs increased from the second quarter of 2010 as we continue to explore in our core basins in the Gulf of Mexico, the North Sea, offshore West Africa and Canada. Other exploration costs were $37 million higher, primarily due to increases in support costs, lease rental expenses and unutilized drilling rig costs in the Gulf of Mexico.

During the second quarter, we incurred $10 million in drilling costs associated with our unsuccessful Ronaldo well in the Norwegian North Sea. The well was drilled earlier in the year and costs of $24 million were expensed during the first quarter.

Seismic costs decreased 18% compared to the same period last year. Lower spending in the Gulf of Mexico and Norway was partially offset by additional seismic purchases in the North Sea and Canada. Seismic data costs will fluctuate depending on where we are in the evaluation process.

ENERGY MARKETING

Higher contribution from Energy Marketing increased net income by $16 million for the quarter

In the third quarter of 2010, we substantially completed the re-alignment of our energy marketing business to primarily focus on marketing crude oil production from North America, the North Sea and Yemen. The higher contribution in 2011 compared to the second quarter of 2010 was generated by improved results from our crude oil marketing business as a result of capturing gains on changing crude oil differentials, contango curve structure, lease and facilities, and blending of products. In the second quarter of 2010, the North American natural gas marketing group incurred losses primarily due to narrowing transportation spreads.

CORPORATE EXPENSES

General and Administrative (G&A) 1

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
General and Administrative Expense before Stock-Based Compensation	105	109	180	227
Stock-Based Compensation [2]	(29)	(56)	3	(51)
Total General and Administrative Expense	76	53	183	176

1  Includes results of discontinued operations (see Note 14 of our Unaudited Condensed Consolidated Financial Statements).

2  Includes cash and non-cash expenses related to our tandem option and stock appreciation rights plans.

Higher G&A costs decreased quarterly net income by $23 million

G&A expense in the quarter increased 43% from the same period last year as a result of our stock-based compensation expense. Fluctuations in our share price create volatility in net income as we account for stock-based compensation using the fair-value method. During the quarter, we recovered approximately $29 million of non-cash stock-based compensation that was recognized in prior periods as our share price decreased 10%. This compared to the second quarter of 2010 when our share price decreased approximately 17% and we recovered $61 million of non-cash stock-based compensation. Cash payments made in connection with our stock-based compensation programs during the three and six month period ended June 30, 2011 were $1 million and $5 million, respectively (2010 — $5 million and $8 million, respectively).

G&A expense before stock-based compensation decreased 4% from the second quarter of 2010, primarily due to lower employee costs as a result of our 2010 asset dispositions and marketing business re-alignment.

Finance Costs

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Long-Term Debt Interest Expense	74	98	160	192
Accretion Expense Related to ARO	12	12	23	23
Other Interest Expense	3	17	10	21
	89	127	193	236
Less: Capitalized Borrowing Costs	(29)	(22)	(57)	(40)
Total Finance Costs [1]	60	105	136	196

Effective Interest Rate	6.7%	5.6%	6.6%	5.4%

1  Includes results of discontinued operations (see Note 14 of our Unaudited Condensed Consolidated Financial Statements).

Lower finance costs increased net income by $45 million for the quarter

Lower interest costs and higher capitalized interest reduced finance costs by 43% compared to the second quarter of 2010. Interest costs were lower as a result of proceeds from our non-core disposition program. These proceeds allowed us to repay outstanding term credit facilities, repurchase and cancel US$812 million of fixed-rate debt and deconsolidate the debt associated with Canexus.

Capitalized interest on our Usan project, offshore West Africa, increased $9 million compared to the second quarter of 2010 as we near completion of the development. Elsewhere, interest was capitalized on the fourth platform at Buzzard and future phases of our insitu oil sands.

Income Taxes 1

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Current	384	264	808	523
Deferred	(52)	(26)	124	(99)
Total Provision for Income Taxes	332	238	932	424

1  Includes results of discontinued operations (see Note 14 of our Unaudited Condensed Consolidated Financial Statements).

Higher taxes reduced net income $94 million for the quarter

In late March, the UK government substantively enacted an increase of 12% in the supplementary charge tax rate on North Sea oil and gas activities, which increased the UK statutory oil and gas income tax rate to 62%. The average tax rate on our North Sea oil and gas activities in 2011 is approximately 59%. This rate change increased our current income tax expense by $50 million in the second quarter. In the first quarter, the increased tax rate increased deferred income tax liabilities, resulting in a one-time, non-cash charge of $270 million.

The UK government also announced their intention to introduce legislation in 2012 to restrict relief for decommissioning expenses to the previous 50% income tax rate. If this further change is enacted, an additional non-cash charge to deferred income tax expense of approximately $50 to $60 million will be required.

Stronger commodity prices compared to the same period last year also contributed an increase to our income tax expense for the period. Our income tax provision includes current taxes in the United Kingdom, Yemen, Norway, Colombia and the United States.

Other

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Gain on Sale of Disposition of Canexus	—	—	348	—
Loss on Debt Redemption and Repurchase	(1)	—	(91)	—
Gain on Sale of Non-core Assets	—	80	—	80

In April, we paid $525 million to redeem the US$500 million notes due in 2013. We incurred a $52 million loss on the transaction being the difference between carrying cost and the redemption price. In March, we paid $346 million to repurchase and cancel US$312 million of notes due in 2015 and 2017. We incurred a $39 million loss on the repurchase. We have realized $229 million of foreign exchange gains on this US-denominated debt since it was issued as the Canadian dollar has strengthened relative to the US dollar.

In February 2011, we completed the sale of our 62.7% investment in Canexus for gross proceeds of approximately $477 million. A gain of $348 million was realized in the previous quarter.

During the second quarter of 2010, we sold non-core lands in the Athabasca region for proceeds of $81 million.  We had no plans to develop these lands for at least a decade.  We recognized a gain on disposition of $80 million.

LIQUIDITY AND CAPITAL RESOURCES

Capital Structure

	June 30	December 31
	2011	2010
Net Debt 1, [2]
Bank Debt	—	—
Public Senior Notes	3,720	4,647
Total Senior Debt	3,720	4,647
Subordinated Debt	430	443
Total Debt	4,150	5,090
Less: Cash and Cash Equivalents	(1,312)	(1,005)
Total Net Debt	2,838	4,085

Equity at Book Value	8,181	7,814

1  Includes all of our borrowings and is calculated as long-term debt and short-term borrowings less cash and cash equivalents.

2  Net debt is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 23.

Net Debt

Our net debt levels are directly related to our operating cash flows and capital expenditure activities. Changes in net debt are related to:

	Three Months Ended June 30	Six Months Ended June 30
	2011	2011
Capital Investment	(530)	(1,029)
Cash Flow from Operations 1, [2]	598	1,267
Excess Cash Flow Generated	68	238

Proceeds on Disposition of Assets	12	474
Dividends on Common Shares	(26)	(52)
Issue of Common Shares	8	31
Foreign Exchange Translation of US-dollar Debt and Cash	48	139
Net Change in Working Capital	475	603
Other	(73)	(186)
Decrease in Net Debt	512	1,247

1  Includes results of discontinued operations (see Note 14 of our Unaudited Condensed Consolidated Financial Statements).

2  Cash flow from operations is a non-GAAP measure and is reconciled to the nearest GAAP measure on page 23.

Our asset disposition program of the last 18 months successfully captured value and increased our financial capacity, while narrowing our focus to core growth strategies. The program contributed to a $3.1 billion decrease in net debt from $5.9 billion to $2.8 billion (52%) over the past two years. We also reduced our refinancing obligations in the next seven years to $200 million by removing near-term debt maturities.

Net debt decreased $1.2 billion from the end of 2010 as a result of the proceeds from the disposition of Canexus and generating excess cash flow (cash flow from operations less capital expenditures) and changes in working capital. During the quarter, we redeemed US$500 million of long-term debt using cash on hand. The stronger Canadian dollar also reduced our US-dollar denominated debt when translated into Canadian dollars.

Net debt can fluctuate from period-to-period. Net debt is expected to rise in the second half of the year due to the timing of our capital spending and working capital changes. Capital investment is expected to increase in the latter half of the year primarily due to increased drilling in the Gulf of Mexico, the North Sea, and Canadian shale gas and oil sands. Operating cash flows in the oil and gas industry can be volatile as short-term commodity prices are driven by existing supply and demand fundamentals and market volatility. Capital expenditures fluctuate depending on activities at any point in time. Changes in our non-cash working capital can vary between quarters as our working capital fluctuates depending on timing of settlement of outstanding positions, the movement in commodity prices, inventory cycles and timing of income tax installments.

Change in Working Capital

	June 30 2011	December 31 2010	Increase/ (Decrease)
Cash and Cash Equivalents	1,312	1,005	307
Restricted Cash	50	40	10
Accounts Receivable	1,871	1,789	82
Net Current Derivative Contracts	(8)	(19)	11
Inventories and Supplies	344	550	(206)
Accounts Payable and Accrued Liabilities	(2,988)	(2,459)	(529)
Other	48	33	15
Net Working Capital	629	939

Net working capital decreased primarily as a result of the timing of current tax installments, the sale of commodity trading inventory and the timing of crude oil liftings.

Outlook for Remainder of 2011

We generate a large portion of our production volumes from a relatively small number of high-netback fields. While our focus on developing high-netback legacy assets provides us with a competitive advantage in our operating areas and delivers attractive value, it results in our production guidance being sensitive to operating rates in these areas.

Given the impact of operational events at Buzzard and Long Lake in the first half of the year, our annual production before royalties is now expected to be 210,000 to 230,000 boe/d. This is lower than we expected in May largely as a result of the gas export restrictions. The range reflects variability of production at Buzzard as we complete the cooling system repairs and the final stages of commissioning the fourth platform that will allow us to produce from our full suite of wells regardless of H2S levels. It also reflects variability in Long Lake ramp-up, timing of Telford and Blackbird well tie-ins, and potential for hurricane disruptions in the Gulf of Mexico. The following provides production ranges by quarter and major areas:

	Average Daily Quarterly Production before Royalties				Average Daily Annual Production before Royalties
Crude Oil, NGLs and Natural Gas (mboe/d)	Q1 2011 (actual)	Q2 2011 (actual)	Q3 2011 (estimate)	Q4 2011 (estimate)	2011 Annual (estimate)
Buzzard	71	49	67 – 74	82 – 95	67 – 72
Other UK	32	35	23 – 27	24 – 32	28 – 32
Yemen	38	35	32 – 34	24 – 33	32 – 35
United States	26	25	20 – 24	21 – 24	23 – 25
Canada — Oil & Gas	23	20	19 – 21	19 – 22	20 – 22
Canada — Syncrude	23	20	19 – 22	20 – 23	20 – 22
Canada — Bitumen	17	18	18 – 21	18 – 24	18 – 20
Other Countries	2	2	2	2	2
Total	232	204	200 – 225	210 – 255	210 – 230

The production guidance ranges for the various assets reflect:

•                          In the UK:

•                       Buzzard repairs of the cooling system and completion of the start-up of the fourth platform continues into the third quarter. The facility will also be taken down in early August for the planned one week shutdown of the third-party operated Forties pipeline. Once the fourth platform is available, production is expected to be strong as we will be able to almost double the number of wells as we bring our higher concentration sour producers on-stream.

•                       Planned maintenance activities at Scott and Ettrick in the third quarter.

•                       Production is expected to increase late in the year with the start-up of production from the tie-ins of the Telford TAC well to the Scott facility, and the Blackbird field to the Ettrick facility.

•                          In Yemen, production will continue with natural field declines. Our current contract expires in mid-December unless we receive a contract extension.

•                          In the US, the range of production is based on the potential for hurricane-related disruptions through the third quarter and into the early part of the fourth quarter.

•                          At Long Lake, the ongoing ramp-up of pad 11 and well optimizations are expected to contribute to modest production growth over the remainder of the year.

We expect to add new production next year with Usan coming on-stream in the first half of the year and the start-up of our 18-well shale gas pad and Long Lake pad 12 in the fourth quarter of the year.

Our future liquidity and ability to fully fund capital requirements generally depend upon operating cash flows, existing working capital, unused committed credit facilities and our ability to access debt and equity markets. Given the long cycle time of most of our development projects and volatile commodity prices, it is not unusual in any year for capital expenditures to exceed our cash flow. Changes in commodity prices, particularly crude oil as it represents approximately 80% of our production, can impact our operating cash flows. We use short-term contracts to sell the majority of our oil and gas production, exposing us to short-term price movements. A US$1/bbl change in crude oil prices above US$50/bbl is projected to increase or decrease our cash flow from operating activities, after cash taxes, by approximately $17 million for the second half of the year. Our exposure to a $0.01 change in the US to Canadian dollar exchange rate is projected to increase or decrease our cash flow by approximately $17 million for the second half of the year. We believe that our existing liquidity, balance sheet capacity and capital investment flexibility provide us with the ability to fund our ongoing obligations during periods of lower commodity prices.

At June 30, 2011, our available liquidity is $4.3 billion. This consists of approximately $1.3 billion cash on hand and $3 billion committed unsecured term credit facilities, which are available until 2016. Our term credit facilities supported $279 million of outstanding letters of credit at the end of the quarter. We also have $463 million of uncommitted, unsecured credit facilities, none of which was drawn and $24 million is being used to support outstanding letters of credit. The average weighted length-to-maturity of our public debt is approximately 23 years.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND GUARANTEES

We have assumed various contractual obligations and commitments in the normal course of our operations and financing activities. We included these obligations and commitments in our 2010 annual MD&A. Except as described below, there have been no other significant developments since year end. During the quarter, we entered into new drilling rig commitments in the UK North Sea and made additional office lease commitments, comprised of the following:

	2011	2012	2013	2014	2015	Thereafter
Drilling Rig Commitments	39	71	12	—	—	—
Operating Lease Commitments	—	2	5	6	7	50

CONTINGENCIES

There are a number of lawsuits and claims pending, the ultimate result of which cannot be ascertained at this time. We record costs as they are incurred or become determinable. We believe the resolution of these matters would not have a material adverse effect on our liquidity, consolidated financial position or results of operations. These matters are described in Legal Proceedings and Regulatory Actions in our 2010 Annual Information Form. There have been no significant developments since year-end.

NEW ACCOUNTING PRONOUNCEMENTS

IFRS Pronouncements

As part of our transition to IFRS, we adopted IFRS accounting standards in effect on January 1, 2011. The impact of adopting IFRS on shareholders’ equity, cash flows, net income and comprehensive income is disclosed in Note 17 of the Unaudited Condensed Consolidated Financial Statements for the three and six months ended June 30, 2011. Our 2010 comparative financial information has been restated to be in accordance with our IFRS accounting policies as described in Note 2 of the Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2011. We determined that the majority of our existing Canadian GAAP oil and gas accounting policies were appropriate under IFRS. Detailed analysis identified differences, the most significant of which are detailed in Note 17 Transition to IFRS of the Unaudited Condensed Financial Statements for the three and six months ended June 30, 2011.

The following standards and interpretations have not been adopted as they apply to future periods. They may result in changes to our existing accounting policies and other note disclosures. We are currently evaluating the impact these standards will have on our results of operations and financial position:

•                  IFRS 9 Financial Instruments — in November 2009, the International Accounting Standards Board (IASB) issued IFRS 9 to address classification and measurement of financial assets. In October 2010, the IASB revised the standard to include financial liabilities. The standard is required to be adopted for periods beginning January 1, 2013. Portions of the standard remain in development and the full impact of the standard will not be known until the project is complete.

•                  IFRS 10 Consolidated Financial Statements — in May 2011, the IASB issued IFRS 10 which provides additional guidance to determine whether an investee should be consolidated. The guidance applies to all investees, including special purpose entities. The standard is required to be adopted for periods beginning January 1, 2013. We are evaluating the impact that this standard may have on our results of operations and financial position.

•                  IFRS 11 Joint Arrangements — in May 2011, the IASB issued IFRS 11 which presents a new model for determining whether an entity should account for joint arrangements using proportionate consolidation or the equity method. An entity will have to follow the substance rather than legal form of a joint arrangement and will no longer have a choice of accounting method. The standard is required to be adopted for periods beginning January 1, 2013. We are evaluating the impact that this standard may have on our results of operations and financial position.

•                  IFRS 12 Disclosure of Interests in Other Entities — in May 2011, the IASB issued IFRS 12 which aggregates and amends disclosure requirements included within other standards. The standard requires a company to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard is required to be adopted for periods beginning January 1, 2013. We are evaluating the impact that this standard may have on our results of operations and financial position.

•                  IFRS 13 Fair Value Measurement — in May 2011, the IASB issued IFRS 13 to provide comprehensive guidance for instances where IFRS requires fair value to be used. The standard provides guidance on determining fair value and requires disclosures about those measurements. The standard is required to be adopted for periods beginning January 1, 2013. We are evaluating the impact that this standard may have on our results of operations and financial position.

•                  IAS 1 Presentation of Items of Other Comprehensive Income — in June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements to split items of other comprehensive income (OCI) between those that are reclassed to income and those do not. The standard is required to be adopted for periods beginning on or after July 1, 2012. We are evaluating the impact that this standard may have on our results of operations and financial position.

•                  IAS 19 Employee Benefits — in June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. The standard is required to be adopted for annual periods beginning on or after January 1, 2013. We are evaluating the impact that this standard may have on our results of operations and financial position.

INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with the adoption of IFRS, we established additional internal controls over financial reporting, as necessary, to review and validate the conversion to IFRS and relevant transitional activities including restatement of comparative financial information for 2010 and related disclosures. There were no other significant changes in internal controls over financial reporting during the six months ended June 30, 2011 that have materially affected, or are reasonably likely to materially effect, our internal controls over financial reporting.

EQUITY SECURITY REPURCHASES

During the quarter, we made no purchases of our equity securities.

SUMMARY OF QUARTERLY RESULTS

	Canadian GAAP [1]		IFRS [1]
	2009		2010				2011
(Cdn$ millions, except per share amounts)	Sep	Dec	Mar	Jun	Sep	Dec	Mar	Jun

Net Sales from Continuing Operations	919	1,375	1,347	1,305	1,322	1,522	1,598	1,507

Net Income (Loss) from Continuing Operations before Income Taxes is Comprised of:
Oil and Gas	250	447	490	610	410	435	677	660
Corporate and Other 2, [3]	(48)	(61)	(202)	(136)	(388)	(90)	(228)	(76)
	202	386	288	474	22	345	449	584
Net Income (Loss) from Continuing Operations	102	249	111	238	(54)	161	(100)	252
Net Income	122	259	141	245	581	160	202	252

Earnings (Loss) Per Common Share from Continuing Operations ($/share)
Basic	0.20	0.48	0.21	0.45	(0.10)	0.30	(0.19)	0.48
Diluted	0.17	0.47	0.20	0.42	(0.10)	0.30	(0.19)	0.45

Earnings Per Common Share ($/share)
Basic	0.23	0.50	0.27	0.47	1.11	0.30	0.38	0.48
Diluted	0.21	0.49	0.26	0.43	1.10	0.30	0.38	0.45

Dividends Declared ($/share)	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050

Common Share Price ($/share)
Toronto Stock Exchange — High	25.94	27.31	25.91	26.91	22.33	23.00	27.11	25.47
Toronto Stock Exchange — Low	20.70	22.26	22.38	20.92	18.33	20.57	21.57	19.22
New York Stock Exchange — High (US$)	24.43	26.05	24.98	26.92	21.54	23.01	27.94	26.82
New York Stock Exchange — Low (US$)	18.68	20.66	21.06	19.66	17.20	20.12	21.71	19.43

[1]

Prior to 2011, our financial statements were prepared in accordance with Canadian GAAP. In the first quarter of 2011, the company adopted IFRS with an effective date as at January 1, 2010 and restated the 2010 financial results to be in accordance with IFRS. Further details regarding our transition to IFRS are included in Note 17 of the Unaudited Condensed Consolidated Financial Statements for the three and six months ended June 30, 2011.

[2]

The third quarter of 2010 includes asset disposition losses of $259 million and the fourth quarter includes asset disposition gains of $121 million related to our energy marketing business re-alignment.

[3]	The first quarter of 2011 includes asset disposition gains of $348 million for Canexus.

NON-GAAP MEASURES

Cash Flow from Operations

Cash flow from operations is a non-GAAP measure defined as cash flow from operating activities before changes in non-cash working capital and other. We evaluate our financial performance and that of our business segments primarily on cash flow from operations. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment and repay debt. Cash flow from operations is unlikely to be comparable with the calculation of similar measures for other companies.

	Three Months Ended			Six Months Ended
	June 30	March	June 30	June 30	June 30
(Cdn$ millions)	2011	2011	2010	2011	2010
Cash Flow from Operating Activities	1,014	736	533	1,750	1,345
Changes in Non-Cash Working Capital Including Income Taxes and Interest Payable	(419)	(66)	58	(485)	(198)
Other	11	7	(30)	18	(27)
Impact of Annual Crude Oil Put Options	(8)	(8)	(12)	(16)	(22)
Cash Flow from Operations	598	669	549	1,267	1,098

Net Debt

Net debt is a non-GAAP measure defined as long-term debt and short-term borrowings less cash and cash equivalents. We use net debt as a key indicator of our leverage and to monitor the strength of our balance sheet. Net debt is directly tied to our operating cash flows and capital investment. Net debt is unlikely to be comparable with the calculation of similar measures for other companies.

	As at June 30	As at March 31	As at June 30
(Cdn$ millions)	2011	2011	2010
Bank Debt	—	—	930
Public Senior Notes	3,720	4,291	5,059
Total Senior Debt	3,720	4,291	5,989
Subordinated Debt	430	433	473
Total Debt	4,150	4,724	6,462
Less: Cash and Cash Equivalents	(1,312)	(1,374)	(970)
Total Net Debt	2,838	3,350	5,492

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to normal market risks inherent in the oil and gas and energy marketing business, including commodity price risk, foreign-currency exchange rate risk, interest rate risk and credit risk. We recognize these risks and manage our operations to minimize our exposures to the extent practical.

Credit Risk

Most of our credit exposures are with counterparties in the energy industry, including integrated oil companies, crude oil refiners and utilities and are subject to normal industry credit risk.

At June 30, 2011:

•                       approximately 96% of our credit exposures were investment grade;

•                       approximately 75% of our credit exposures were with a diverse group of integrated oil companies, crude oil refiners and commodity marketers; and

•                       only two counterparties individually made up more than 10% of our credit exposure. These counterparties are major integrated oil companies with strong investment grade credit ratings.

Further information presented on market risks can be found in our 2010 annual MD&A and have not materially changed since December 31, 2010.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together “forward-looking statements”) are generally identifiable by the forward-looking terminology used such as “anticipate”, “believe”, “intend”, “plan”, “expect”, “estimate”, “budget”, “outlook”, “forecast” or other similar words, and include statements relating to or associated with individual wells, regions or projects. Any statements regarding the following are forward-looking statements:

•                  future crude oil or natural gas prices;

•                  future production levels;

•                  future royalties and tax levels;

•                  future capital expenditures, their timing and their allocation to exploration and development activities;

•                  future earnings;

•                  future asset acquisitions or dispositions;

•                  future sources of funding for our capital program;

•                  future debt levels;

•                  availability of committed credit facilities;

•                  possible commerciality of our projects;

•                  development plans or capacity expansions;

•                  the expectation that we have the ability to substantially grow production at our oil sands facilities through controlled expansions;

•                  the expectation of achieving the production design rates from our oil sands facilities;

•                  the expectation that our oil sands production facilities continue to develop better and more sustainable practices;

•                  the expectation of cheaper and more technologically advanced operations;

•                  the expected design size of our operations;

•                  the expected timing and associated production impact of facilities turnarounds and maintenance;

•                  the expectation that we can continue to operate our offshore exploration, development and production facilities safely and profitably;

•                  future ability to execute dispositions of assets or businesses;

•                  future sources of liquidity, cash flows and their uses;

•                  future drilling of new wells;

•                  ultimate recoverability of current and long-term assets;

•                  ultimate recoverability of reserves or resources;

•                  expected finding and development costs;

•                  expected operating costs;

•                  future cost recovery oil revenues from our Yemen operations;

•                  the expectation of negotiating of an extension to certain of our production sharing agreements;

•                  the expectation of our ability to comply with the new safety and environmental rules enacted in the US at a minimal incremental cost, and of receiving necessary drilling permits for our US offshore operations;

•                  estimates on a per share basis;

•                  future foreign currency exchange rates;

•                  future expenditures and future allowances relating to environmental matters and our ability to comply therewith;

•                  dates by which certain areas will be developed, will come on-stream or reach expected operating capacity; and

•                  changes in any of the foregoing.

Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future.

All the forward-looking statement in this MD&A are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although we believe that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following:

•                  that we will conduct our operations and achieve results of operations as anticipated;

•                  that our development plans will achieve the expected results;

•                  the general continuance of current or, where applicable, assumed industry conditions;

•                  the continuation of assumed tax, royalty and regulatory regimes;

•                  the accuracy of the estimates of our reserve volumes;

•                  commodity price and cost assumptions;

•                  the continued availability of adequate cash flow and debt and/or equity financing to fund our capital and operating requirements as needed; and

•                  the extent of our liabilities.

We believe the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others:

•                  market prices for oil and gas;

•                  our ability to explore, develop, produce, upgrade and transport crude oil and natural gas to markets;

•                  ultimate effectiveness of design or design modification to facilities;

•                  the results of exploration and development drilling and related activities;

•                  the cumulative impact of oil sands development on the environment;

•                  the impact of technology on operations and processes and how new complex technology may not perform as expected;

•                  the availability of pipeline and global refining capacity;

•                  risks inherent to the operations of any large, complex refinery units, especially the integration between production operations and an upgrader facility;

•                  availability of third-party bitumen for use in our oil sands production facilities;

•                  labour and material shortages;

•                  risk related to accidents, blowouts and spills in connection with our offshore exploration, development and production activities, particularly our deepwater activities;

•                  direct and indirect risk related to the imposition of moratoriums, suspensions or cancellations of our offshore exploration, development and production operations, particular our deepwater activities;

•                  the impact of severe weather on our offshore exploration, development and production activities, particularly our deepwater activities;

•                  the effectiveness and reliability of our technology in harsh and unpredictable environments;

•                  risks related to the actions and financial circumstances of our agents and contractors, counterparties and joint venture partners;

•                  volatility in energy trading markets;

•                  foreign-currency exchange rates;

•                  economic conditions in the countries and regions in which we carry on business;

•                  governmental actions including changes to taxes or royalties, changes in environmental and other laws and regulations including without limitation, those related to our offshore exploration, development and production activities;

•                  renegotiations of contracts;

•                  results of litigation, arbitration or regulatory proceedings;

•                  political uncertainty, including actions by terrorists, insurgent or other groups, or other armed conflict, including conflict between states; and

•                  other factors, many of which are beyond our control.

These risks, uncertainties and other factors and their possible impact are discussed more fully in the sections titled Risk Factors in our 2010 Annual Information Form and Quantitative and Qualitative Disclosures About Market Risk in our 2010 annual MD&A. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on our assessment of all information at that time.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Undue reliance should not be placed on the forward-looking statements contained herein, which are made as of the date hereof and, except as required by law, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Included herein is information that may be considered financial outlook and/or future-oriented financial information (FOFI). Its purpose is to indicate the potential results of our intentions and may not be appropriate for other purposes. The forward-looking statements contained herein are expressly qualified by this cautionary statement.